KGHM POLSKA MIEDŹ S.A.

11 February 2003

EXEMPTION NUMBER: 82-4639

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549

SUPPL

03 FEB 25 AM 7:21

Re: Database verification

NI/ 20 /03

Dear Sirs,

Please find below the current list of contact persons for KGHM Polska Miedź S.A.:

Primary Point of Contact:
Mr. Andrzej Kowalczyk
Director, Ownership Supervision and Investor [redacted]
Tel: +48 76 8478 231
Fax: +48 76 8478 205

03007387

Management Board:

President of the Management Board:

Mr. Stanisław Speczik	tel: +48 76 8478 212
	fax: +48 76 8478 505

Vice Presidents of the Management Board:

Mr. Grzegorz Kubacki	tel: +48 76 8478 321
Mr. Jarosław Andrzej Szczepek	tel: +48 76 8478 301
Mr. Tadeusz Szeląg	tel: +48 76 8478 321

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Preferred mailing address to all persons listed above:
KGHM Polska Miedź S.A.
ul. M. Skłodowskiej-Curie 48
59-301 Lubin
Poland

3/18

Sincerely,

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Tadeusz Szeląg

Court of record of incorporation and registration number:

Regional Court for Wrocław Fabryczna Section IX (Economic) of the National Court of Registration nr KRS 23302

NIP 692-000-00-13

members of the executive board:

Stanisław Speczik
President of the Board

Grzegorz Kubacki
Vice-President of the Board

Jarosław Andrzej Szczepek
Vice-President of the Board

Tadeusz Szeląg
Vice-President of the Board

initial capital:

2 000 000 000 PLN
(two billion PLN)

Divisions of KGHM Polska Miedź SA:

Mining Division „Lubin"
in Lubin

Mining Division „Polkowice-Sieroszowice"
in Kaźimierzów

Mining Division „Rudna"
in Polkowice

Hydrotechnical Division
in Rudna

Copper Smelter and Refinery „Legnica"
in Legnica

Copper Smelter and Refinery „Głogów"
in Głogów

Copper Rolling Mill „Cedynia"
in Orsk

Mine-Smelter Rescue Services Unit
in Lubin

Ore Enrichment Plants Division
in Polkowice

Central Data Processing Center
in Polkowice

Water Management Facility
in Lubin